Corporate Communications	Exhibit 99.1

CNH Industrial to announce 2019 First Quarter financial results on May 7
London, April 23, 2019
CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the First Quarter of 2019 will be released on Tuesday, May 7, 2019.
A live audio webcast of the 2019 First Quarter results conference call will begin at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT on Tuesday, May 7, 2019.
Details for accessing the webcast presentation are available at the following address: http://bit.ly/CNH_Industrial_Q1_2019.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:
Corporate Communications
Email: mediarelations@cnhind.com
Investor Relations
Email: investor.relations@cnhind.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom